Exhibit 21.1

EQT Midstream Partners, LP
Subsidiaries

Company	Jurisdiction of Organization
Equitrans Investments, LLC	Delaware
Equitrans Services, LLC	Delaware
Equitrans, L.P.	Pennsylvania
EQT Midstream Finance Corporation	Delaware
EQM Gathering Holdings, LLC	Delaware
EQM Gathering Opco, LLC	Delaware
MVP Holdco, LLC	Delaware
Rager Mountain Storage Company LLC	Delaware